UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: February 25, 2016

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

DVB Facility Agreement

On January 5, 2016, Triangle Shipping Corporation and Esmeralda Shipping Corporation, each a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), entered into a facility agreement (the “January 2016 Facility Agreement”) with DVB Bank SE for an amount of up to $41,000,000, to be drawn in two tranches, to finance the acquisition of two bulk carrier vessels. The facility bears interest at a rate of LIBOR plus 255 basis points. The first tranche is repayable in eight quarterly installments of $0.5 million each, followed by 16 quarterly (except in respect of the last such installment) installments of $0.375 million each, and a final balloon payment of $15.0 million on the last payment day. The second tranche is repayable in eight quarterly installments of approximately $0.394 million each, followed by 16 quarterly (except in respect of the last such installment) installments of $0.23 million each, and a final balloon payment of $9.165 million on the last payment day. The repayment of each tranche starts three months after the drawdown date with respect to each tranche.

Navios Holdings is a guarantor of the obligations under the Facility Agreement. As additional security, the lenders were provided with a second priority interest in the collateral securing the facility dated September 19, 2013 between the lenders and Kleimar N.V. The Facility Agreement also requires compliance with certain financial covenants, including covenants under the indenture for Navios Holdings’ outstanding secured notes. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The foregoing description is subject in all respects to the actual terms of the Facility Agreement. A copy of the Facility Agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.

Supplemental Agreement

On December 30, 2015, Iris Shipping Corporation and Jasmine Shipping Corporation, each a wholly owned subsidiary of Navios Holdings, entered into a Third Supplemental Agreement (“Third Supplemental Agreement”) in relation to the Loan Agreement dated December 20, 2013 (the “December 2013 Loan Agreement”) with Crédit Agricole Corporate and Investment Bank in order to provide additional security interests to the lenders under the December 2013 Loan Agreement. A copy of the Third Supplemental Agreement is furnished as Exhibit 10.2 to this Report and is incorporated herein by reference.

Supplemental Indentures

On December 22, 2015, Navios Holdings and Navios Maritime Finance II (US) Inc., its wholly owned subsidiary (“Navios Finance” and, together with Navios Holdings, the “Co-Issuers”), entered into a Fourth Supplemental Indenture in order to add Smaltite Shipping Corporation and Roselite Shipping Corporation, each of which is a wholly owned subsidiary of Navios Holdings (collectively, the “New Guarantors”), as guarantors to the indenture, dated November 29, 2013, governing the Co-Issuers’ 7.375% First Priority Ship Mortgage Notes due 2022. A copy of the Fourth Supplemental Indenture is furnished as Exhibit 10.3 to this Report and is incorporated herein by reference.

On December 22, 2015, the Co-Issuers entered into a Eighth Supplemental Indenture in order to add the New Guarantors as guarantors to the indenture, dated January 28, 2011, governing the Co-Issuers’ 8.125% Senior Notes due 2019. A copy of the Eighth Supplemental Indenture is furnished as Exhibit 10.4 to this Report and is incorporated herein by reference.

Declaration of Quarterly Dividend

On December 15, 2015, Navios Holdings issued a press release announcing the declaration of Navios Holdings’ quarterly dividend for the fourth quarter 2015 on its Series G and Series H Preferred Stock. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

Preferred Stock Dividends

In connection with its efforts to reduce its cash requirements, Navios Holdings announced that it intends to suspend the payment of quarterly dividends on its preferred stock, including the Series G and Series H Preferred Stock, until market conditions improve.

Securities Repurchases

        Navios Holdings had outstanding, as of December 31, 2015, 110,468,753 shares of common stock and 73,935 shares of preferred stock (20,000 Series G, 48,000 Series H and 5,935 shares of convertible preferred stock). Navios Holdings has repurchased, up to date, 1,147,908 common shares for approximately $1.1 million under its $25.0 million repurchase program. Navios Holdings may use funds to repurchase its outstanding capital stock and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements, and other factors management deems relevant. There is no minimum purchase amount or specific number of securities Navios Holdings has committed to buy, and any program may be suspended or reinstated at any time at Navios Holdings’ discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H Preferred Stock, may not redeem, repurchase or otherwise acquire its common shares or preferred shares, including the Series G and Series H Preferred Stock (other than through an offer made to all holders of Series G and Series H Preferred Stock) unless full cumulative dividends on the Series G and Series H Preferred Stock, when payable, have been paid.

Continued Listing Standards Notice

On February 23, 2016, Navios Holdings issued a press release announcing it received notice from the New York Stock Exchange, Inc. (the “NYSE”) indicating that the Company is not currently in compliance with certain of the NYSE’s continued listing standards. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the Navios Holdings Registration Statements on Form F-3, File No. 333-189231 and on Forms S-8, File No. 333-202141 and File No. 333-147186, and the related prospectuses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: February 25, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Facility Agreement for a $41.0 million term loan facility, dated January 5, 2016, by and between Triangle Shipping Corporation, Esmeralda Shipping Corporation, Navios Maritime Holdings Inc. and DVB Bank SE.

10.2	Third Supplemental Agreement related to the Facility Agreement (as amended) dated December 20, 2013 for a $22.5 million term loan facility, dated December 30, 2015, between Iris Shipping Corporation, Jasmine Shipping Corporation and Credit Agricole Corporate and Investment Bank.

10.3	Fourth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of December 22, 2015.

10.4	Eighth Supplemental Indenture relating to the 8.125% Senior Notes due 2019, dated as of December 22, 2015.

99.1	Press release, dated December 15, 2015: Navios Maritime Holdings Inc. Declares Quarterly Dividend of $0.546875 per American Depositary Share on Its Series G Preferred Stock; Quarterly Dividend of $0.5390625 per American Depositary Shares on Its Series H Preferred Stock.

99.2	Press release, dated February 23, 2016: Navios Maritime Holdings Inc. Receives Continued Listing Standards Notice from NYSE.